February 8, 2005

VIA EDGAR

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549

                  Re: Integrated BioPharma, Inc.
                      Amendment No. 1 to Registration Statement on Form S-3 filed December 23, 2004 (No. 333-121601)
                      for Registration of Shares of Common Stock

Ladies and Gentlemen:

         On behalf of Integrated BioPharma, Inc., a Delaware corporation ("Integrated BioPharma"), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the Registration Statement on Form S-3 for the registration of shares of Integrated BioPharma's Common Stock, including one complete copy of the exhibits listed as filed therewith ("Amendment No. 1"), which has been marked to reflect the changes effected in the Registration Statement by Amendment No. 1 thereto, as compared to the original Registration Statement, filed with the Commission on December 23, 2004.

         Amendment No. 1 responds to the comments received from the staff of the Commission by letter, dated January 18, 2005, with respect to the Registration Statement and discussed further via telephone and facsimile correspondence between my colleague Andrew H. Abramowitz and Sonia Barros, Esq. of the staff.

         Integrated BioPharma has and will comply with each of the staff's closing comments.

         A request for acceleration of the effectiveness of the Form S-3 Registration Statement will be submitted by Integrated BioPharma as soon as the SEC has reviewed this letter and its enclosures and has advised Integrated BioPharma that no further issues remain outstanding. Integrated BioPharma does not expect to rely on Rule 430A. As there is no underwriter involved in this offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the National Association of Securities Dealers, Inc. clearing the underwriting compensation arrangements will be provided.

         Two courtesy copies of this letter and Amendment No. 1 (as marked), together with all exhibits and supplemental information, are being concurrently provided directly to the staff for its convenience (attention: Sonia Barros, Esq.) in the review of the foregoing documents.

         Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me at (212) 801-6843 or to Andrew H. Abramowitz of this office (212-801-6752).


                                Very truly yours,

                                Michael L. Pflaum


Enclosures
cc:      Sonia Barros, Esq.
         Division of Corporation Finance

         Mr. E. Gerald Kay